UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Westwood Holdings Group, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

961765104

(CUSIP Number)

Brian O. Casey

Westwood Holdings Group, Inc.

200 Crescent Court, Suite 1200

Dallas, TX 75201

(214) 756-6900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96175104

(1)	Names of reporting persons. Brian O. Casey
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 395,219*
	(8)	Shared voting power
	(9)	Sole dispositive power 255,219
	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 395,219
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.1%**
(14)	Type of reporting person (see instructions) IN

*	Includes 140,000 shares of unvested restricted common stock.
**	Calculated based upon 7,706,539 shares of common stock outstanding at November 30, 2011.

The Schedule 13D filed on May 3, 2010 (the “Schedule 13D”) by Brian O. Casey (the “Reporting Person”), with respect to the common stock, $0.01 par value, of Westwood Holdings Group, Inc., a Delaware corporation (the “Issuer” or the “Company”), is hereby amended and supplemented as set forth below by this Amendment No. 1 to the Schedule 13D (the “Amendment”). Except as specifically provided herein, the Schedule 13D remains unmodified. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D. The Amendment is being filed to report a change in the Reporting Person’s beneficial ownership of the shares of Common Stock as a result of recent equity issuances by the Issuer as well as recent transactions by the Reporting Person in shares of Common Stock.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) At the close of business on November 30, 2011, the Reporting Person may be deemed to have sole beneficial ownership interest in 395,219 shares of Common Stock of the Issuer, which constitutes approximately 5.1% of the class outstanding. The aggregate percentage is based upon 7,706,539 shares of Common Stock outstanding at November 30, 2011.

(b) At the close of business on November 30, 2011, the Reporting Person has: (i) sole power to vote or to direct the vote over 395,219 shares of Common Stock and (i) sole power to dispose or to direct the disposition over 255,219 shares of Common Stock.

(c) On November 25, 2011, the Reporting Person transferred 1,050 shares of Common Stock to his children under the Uniform Transfers to Minors Act and donated 3,000 shares of Common Stock to a charitable gift fund.

On November 30, 2011, the Reporting Person sold 15,537 shares of Common Stock at a weighted average price of $37.71 per share. The shares of Common Stock were sold in multiple transactions at prices ranging from $37.25 to $38.00. The Reporting Person undertakes to provide, upon request by the Staff of the Securities and Exchange Commission, full information regarding the number of shares of Common Stock sold at each separate price within the ranges set forth above.

On December 1, 2011, the Reporting Person sold 5,116 shares of Common Stock at a weighted average price of $37.50 per share. The shares of Common Stock were sold in multiple transactions at prices ranging from $37.25 to $37.60. The Reporting Person undertakes to provide, upon request by the Staff of the Securities and Exchange Commission, full information regarding the number of shares of Common Stock sold at each separate price within the ranges set forth above.

On December 2, 2011, the Reporting Person sold 4,001 shares of Common Stock at a weighted average price of $37.17 per share. The shares of Common Stock were sold in multiple transactions at prices ranging from $37.00 to $37.50. The Reporting Person undertakes to provide, upon request by the Staff of the Securities and Exchange Commission, full information regarding the number of shares of Common Stock sold at each separate price within the ranges set forth above.

On December 5, 2011, the Reporting Person sold 346 shares of Common Stock at a price of $37.10 per share.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by the Reporting Person.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 6, 2011	Brian O. Casey

	By:	/s/ Brian O. Casey
	Name:	Brian O. Casey